UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	or	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐		No ☒

* If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

The information and exhibits set forth in this report on Form 6-K shall be deemed to be incorporated by reference into the prospectus forming a part of Sumitomo Mitsui Financial Group, Inc.’s Registration Statement on Form F-3 (File No. 333-209069) and to be a part of such prospectus from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

4.1	Form of 2.442% Senior Notes due 2021

4.2	Form of 3.010% Senior Notes due 2026

4.3	Form of Senior Floating Rate Notes due 2021

5.1	Opinion of Nagashima Ohno & Tsunematsu

5.2	Opinion of Davis Polk & Wardwell LLP

8.1	Opinion of Davis Polk & Wardwell LLP, as to U.S. tax matters (included in exhibit 5.2)

23.1	Consent of Nagashima Ohno & Tsunematsu (included in exhibit 5.1)

23.2	Consent of Davis Polk & Wardwell LLP (included in exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Ohta
	Name:	Jun Ohta
	Title:	Director

Date: October 19, 2016